RESOLUTION 8 TECHNOLOGIES, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Resolution 8 Technologies, Inc.
Los Altos, California

We have reviewed the accompanying financial statements of Resolution 8 Technologies, Inc., which comprise the balance sheet as of December 31, 2019, and the related statements of income, statements of equity and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
September 2, 2020

RESOLUTION 8 TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	34,877
TOTAL CURRENT ASSETS		34,877
PROPERTY AND EQUIPMENT		
Property and equipment, net		3,260
TOTAL ASSETS	$	38,137

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	349
TOTAL CURRENT LIABILITIES		349
LONG-TERM LIABILITIES		
Note payable - related party		101,701
SAFE obligations		175,000
TOTAL LONG-TERM LIABILITIES		276,701
TOTAL LIABILITIES		277,050
SHAREHOLDERS' EQUITY		
Common stock, see note 6		76
Additonal paid-in capital		-
Retained earnings		(238,989)
TOTAL SHAREHOLDERS' EQUITY		(238,913)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	38,137

See independent accountant's review report and accompanying notes to financial statements.

RESOLUTION 8 TECHNOLOGIES, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$ -
COST OF GOODS SOLD	201
GROSS PROFIT	(201)
OPERATING EXPENSES	
Bank fees	400
Depreciation expense	172
Engineering expenses	168,482
Legal and professional fees	7,066
Office expenses	1,806
Prototype development	23,756
Travel	283
UX Design	35,122
TOTAL OPERATING EXPENSES	237,087
NET OPERATING INCOME	(237,288)
OTHER EXPENSES	
Interest expense	(1,701)
TOTAL OTHER EXPENSES	(1,701)
NET INCOME (LOSS)	$ (238,989)

See independent accountant's review report and accompanying notes to financial statements.

RESOLUTION 8 TECHNOLOGIES, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 19, 2019 (INCEPTION)	-	$ -	$ -	$ -	$ -
Issuance of common stock	7,640,000	76	-	-	$ 76
Net income	-	-	-	(238,989)	$ (238,989)
ENDING BALANCE, DECEMBER 31, 2019	**7,640,000**	**$ 76**	**$ -**	**$ (238,989)**	**$ (238,913)**

RESOLUTION 8 TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (238,989)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	172
Increase (decrease) in liabilities:	
Accounts payable	349
Accrued interest	1,701
CASH USED FOR OPERATING ACTIVITIES	**(236,767)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(3,432)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**(3,432)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	175,000
Issuance of common stock	76
Issuance of note payable - related party	100,000
CASH PROVIDED BY FINANCING ACTIVITIES	**275,076**
NET INCREASE (DECREASE) IN CASH	**34,877**
CASH AT BEGINNING OF YEAR	**-**
CASH AT END OF YEAR	**$ 34,877**
CASH PAID DURING THE YEAR FOR:	
INTEREST	**$ -**
INCOME TAXES	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

   The Company
   Revolution 8 Technologies, Inc. (the "Company") was incorporated in the State of Delaware on January 19, 2019. The Company is doing business as BlissDivorce. The Company is committed to using technology to make divorce less costly, less time consuming and less painful. Using their convenient online platform and experienced, highly rated mediators, couples can reach an agreement and move on with their lives without the time, cost and conflict of attorneys.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   Property and Equipment
   Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

   Income Taxes
   The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                             assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                             marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had not recorded any income.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Office equipment	$ 3,432
	3,432
Less: Accumulated depreciation	172
Total	$ 3,260

The Company has recorded $172 as depreciation expense for the year ending December 31, 2019.

4.   **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

RESOLUTION 8 TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019

4.   **SAFE Obligations (continued)**

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $175,000 of SAFE obligations outstanding, with valuation caps of $5,000,000 to $8,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

5.   **Notes Payable – Related Party**

In February 2019, majority shareholders of the Company, loaned the Company $100,000. This loan holds a 2% interest rate and has no minimum monthly payments. Interest and principal of the loan are due back to the shareholders in February 2021.

6.   **Equity**

Common Stock
Under the certificate of incorporation, the Company has the authority to issue 10,000,000 shares of common stock, with a par value of $0.00001 per share. As of December 31, 2019, the Company has 7,640,000 shares issued and outstanding.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to members, employees, contractors, and advisors. As of December 31, 2019, the Company has reserved 845,000 shares of the common stock, not included in the shares issued and outstanding above for options for future issuance. These 845,000 reserved shares have a vesting schedule of 48 months. These shares began to vest in 2018.

7.   **Subsequent Events**

During 2020, the Company has received an additional $10,000 loan from related parties. The loan holds 0% interest, has no minimum monthly payments, with maturity in 2021.

During 2020, the Company issued $497,029 in SAFE Obligations.

In August 2020, the Company terminated an agreement with an advisor. The advisor ended up with 162,500 shares of the Company's common stock versus the 500,000 shares that were allocated her in equity incentives.

The Company has evaluated subsequent events through September 2, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.
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